February 5, 2025

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Amendment No. 4 to Registration Statement on Form S-1
            Filed February 3, 2025
            File No. 333-283106
Dear Joseph F. Basile III:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form S-1
Recent Developments - Expected Fiscal Year Results, page 7

1. We note you are expecting net income of $201,115 for the year ended December 31,
       2024. We also note you experienced a net loss of $230,058 for the nine months ended September 30, 2024. Please expand your disclosure to explain or reconcile the variance between the net income expected for the year ended December 31, 2024 and your net loss for the nine months ended September 30, 2024.
 February 5, 2025
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Gina Austin, Esq.